NORTHERN MINERALS & EXPLORATION LTD. 1301 Avenue M – P.O. Box 31, Cisco, Texas 76437 Phone: 254.442.2627 Email: info@northernmineralsexploration.com

July 17, 2014

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 2054

Re:	Northern Minerals & Exploration Ltd.
Form 10-K For Fiscal Year Ended July 31, 2013 Filed November 13, 2013
File No. 333-146934
Response dated June 10, 2014

Please see response below to your comment letter dated July 9, 2014:

Statements of Cash Flows, page 34

1.	We have reviewed your response to our prior comment 1 and the amended Form 10-K. Please have your independent registered accounting firm update its report to address the restatement.

As requested, today, we have filed a full and complete amendment to the Form 10-K/A which was filed on June 10, 2014, with an updated report from our independent registered accounting firm.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me directly.

NORTHERN MINERALS & EXPLORATION INC.

/s/ Howard Siegel
Howard Siegel
Director, President, Principal Executive Officer
and Principal Financial Officer
Email: info@northernmineralsexploration.com